Mail Stop 3-8


										March 22, 2005

By Facsimile and U.S. Mail


Mr. Barton Heminover
Chief Financial Officer
Bernard Chaus, Inc.
530 Seventh Avenue
New York, New York 10018


		RE:	Form 10-K, for the year ended June 30, 2004
			Filed September 28, 2004


Dear Mr. Heminover:

	We have reviewed your responses in your letter dated March
14,
2005 and have the following additional comment.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

Credit Terms, page F-7

1. We read your response to comment 5. Please tell us how the transferee has assumed the full risk of collection, since you do not receive payments from the transferee until they receive payments from your customers. It appears that you have received a beneficial interest in the factored receivables. Also, tell us the timing of when you record the sale of the receivables and when you consider the transaction for the transfer of the receivables to be complete. See paragraphs 9-12 of SFAS 140.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781 or, in his absence, to Donna Di Silvio at (202) 942-1852, or me at (202) 942-2905.
							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief
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March 22, 2005
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